Exhibit 99.2

LOS ANGELES
213-892-4000
FAX: 213-629-5063

WASHINGTON, D.C.
202-835-7500
FAX: 202-835-7586

LONDON
44-20-7615-3000
FAX: 44-20-7615-3100

FRANKFURT
49-(0)69-71914-3400
FAX: 49-(0)69-71914-3500

MUNICH
49-89-25559-3600
FAX: 49-89-25559-3700

MILBANK, TWEED, HADLEY & McCLOY LLP 1 CHASE MANHATTAN PLAZA NEW YORK, NY 10005-1413 212-530-5000 FAX: 212-530-5219 June 29, 2010	BEIJING (8610) 5969-2700 FAX: (8610) 5969-2707 HONG KONG 852-2971-4888 FAX: 852-2840-0792 SINGAPORE 65-6428-2400 FAX: 65-6428-2500 TOKYO 81-5410-2801 FAX: 81-5410-2891

Credit Suisse
11 Madison Avenue
New York, NY 10010

Dear Sirs and Mesdames:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of pricing supplement no. W5 dated June 24, 2010 relating to Capped Reverse Prepaid Put Warrants expiring January 26, 2011 Linked to the S & P 500 Index (the “Pricing Supplement”), to the product supplement no. W-1 dated December 14, 2009 relating to Warrants Linked to the Performance of One or More Indices or Exchange Traded Funds or Reference Shares or a Basket (the “Product Supplement”), to the prospectus supplement dated December 14, 2009 for the Company’s issuance of certain Warrants (the “Prospectus Supplement”), relating to the prospectus dated March 25, 2009 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-158199-10) (the “Registration Statement”).  This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the heading “Certain United States Federal Income Tax Considerations” in the Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to the Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the heading “Certain United States Federal Income Tax Considerations” in the Pricing Supplement.  By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Milbank, Tweed, Hadley & McCloy LLP

BK/AW